Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-190085, No. 333-198715 and 333-204032 on Forms S-8 of Physicians Realty Trust and to the incorporation by reference in the Registration Statements No. 333-197842  and No. 333-198400 on Forms S-3 of Physicians Realty Trust of our reports dated June 15, 2015 with respect to the statements of revenues and certain direct operating expenses of the Bridgeport Medical Center, the Calkins Properties, the Health Park Surgery Center, the Livonia MOB, the Plaza Surgery Center, and the Sitex Medical Plaza for the year ended December 31, 2014 appearing in Physicians Realty Trust Current Report on Form 8-K dated June 16, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

June 16, 2015